Worldwide Pipeline Rehabilitation	702 Spirit 40 Park Dr. Chesterfield, MO 63005 www.insituform.com	Phone: 636.530.8000 Fax: 636.530.8703

June 30, 2006

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Insituform Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 000-10786

Dear Mr. Hartz:

We are in receipt of your letter, dated June 20, 2006, on the above-referenced filings of Insituform Technologies, Inc. We believe the responses set forth below (ordered to correspond to the Staff’s Comment Letter) fully address the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 14. Segment and Geographic Information, page 64

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We note during 2004 and 2005 your tunneling segment experienced margin deterioration and that your backlog has been decreasing for the past couple of years. You disclose that this deterioration is a result of losses on a project in Chicago and negative gross margin adjustments on two other significant projects. We further note that you had made “enhancements” to the internal controls related to the tunneling segment which included replacing some management positions. Considering the deteriorating condition of this segment and the internal control changes you have made, please tell us the following:

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How you determined it was appropriate to recognize revenue for claims during 2005 and how your accounting of these claims complies with paragraphs 62 and 65 of SOP 81-1. In this regard, tell us whether or not these projects for which you are recording claim income are any of the projects that have incurred significant losses during 2005, including the Chicago project. If so, tell us how you were able to determine that the costs of this project are recoverable and revenue recognition for these change order/claims is appropriate.
•	How you determined that the Goodwill and long-lived assets associated with the tunneling segment were recoverable and an impairment charge was not necessary.
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Tell us how you considered the history of negative margins and operating losses when disclosing any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on operations. Refer to Item 303 of Regulation S-K.

Response:

Claims Recognition
We follow a rigorous accounting policy for claims recognition. At December 31, 2005, we had approximately $16.0 million in outstanding claims against third parties in our tunneling segment. Of this amount, only $6.4 million had been recorded through the end of 2005. The claim revenue recognized in 2005 relates to claims against customers, rather than customer change orders. As such, we meet the criteria under paragraph 65 of SOP 81-1 as follows:
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Consistent with the overall requirements of probable realization and estimable amounts, our policy regarding claims recognition is disclosed in Note 2 to the consolidated financial statements, which states that revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is reasonably assured, and at estimated recoverable amounts.

•	In accordance with paragraph 65(a) of SOP 81-1, we require all claims to be supported by a third party legal opinion on the validity and enforceability of the claim.
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In accordance with paragraph 65(b) of SOP 81-1, most of our tunneling contract claims result from unforeseen additional costs relating to, among other things, differing site conditions and defective customer specifications and are not the result of deficiencies in our performance.

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In accordance with paragraph 65(c) of SOP 81-1, our tunneling contract claims are based on actual costs incurred evidenced primarily by third-party vendor invoices and internal payroll records. We also frequently hire third-party consultants with engineering expertise to further support the identification and reasonableness of the additional costs.

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The third party legal opinions obtained by the Company, in addition to consultation with engineers, provides objective and verifiable evidence to support the claim, consistent with the requirement in paragraph 65(d) of SOP 81-1.

In response to your inquiry regarding specific jobs, two of the three jobs mentioned in our filings had related claims, a portion of which was recognized as revenue during 2005. Further, these two projects still have pending claims that have not been recognized as realization is not yet reasonably assured. Our largest and most problematic project (Chicago), which was in a loss position, did not have related claims, nor are any claims pending on that project. The recognition of the aforementioned claims was appropriate

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because, based on the facts known to us, they represented additional project costs arising from differing site conditions and/or defective specifications, and met all of the criteria for revenue recognition discussed in the preceding paragraph, including the receipt of a third party legal opinion as to the validity and enforceability of the claim. Whether losses are experienced on projects is not considered when assessing the recoverability of claims; claims are pursued only to the extent we incur additional and unanticipated costs that are expected to be recoverable from our clients. There have been no instances where claim recognition has taken a job from a loss position to a profit position.

Goodwill & Fixed Assets Impairment
Consistent with our critical accounting policies disclosed in Note 2 to our consolidated financial statements for the year ended December 31, 2005, we engaged a third party to perform a valuation of our reporting units as of October 1, 2005. We provided historical and five-year projected financial information to the third party, and the third party conducted interviews with various Company personnel to gain additional information and insight into our business. The forecasted future cash flows for the tunneling segment used conservative gross profit margin assumptions and allowed for the completion of loss and low-margin projects. The valuation used the income approach, which measures the present worth of future economic benefits of the business unit. This approach used discounted cash flows over a discrete projection period of five years plus a residual value at the end of the discrete period to determine the fair value of our reporting units, including the tunneling segment. Management used the valuation to perform a SFAS 142 “step one” analysis of tunneling’s goodwill. Based on management’s analysis, supported by the third party’s valuation, no goodwill impairment was indicated for the tunneling business at the valuation date or at December 31, 2005. The problematic jobs are now substantially complete, and our current backlog in the tunneling segment includes jobs at historic levels of profitability and does not include work that is overly complex or atypical of tunneling’s core mining competency.

In regards to our fixed assets, we do not believe impairment existed because the losses associated with the aforementioned jobs that experienced adverse problems are non-recurring and contained to primarily three jobs. These aforementioned jobs are substantially complete at this point. Our forecast for the tunneling business indicated positive earnings within two years - allowing for the completion of the aforementioned jobs that have experienced adverse problems, and for the buildup of new backlog, which is in alignment with tunneling’s core mining competency at acceptable profit margins. As such, despite current period operating losses, our forecast demonstrated that our fixed assets were not impaired at December 31, 2005.

Known Trends and Uncertainties
Our history of negative margins and operating losses since late 2004 are primarily derived from the jobs that experienced negative margin adjustments, as we described in our public filings. Currently, these jobs are substantially complete, and therefore the contributing factors to current operating losses include low revenues and underutilized equipment. In our first quarter 2006 10-Q, we included the following forward-looking discussion in the MD&A on page 21:

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The combination of management’s focus on completing existing jobs and a more selective bidding strategy has caused backlog to decrease sharply over the last several quarters. In consideration of the time lag between a winning bid and the commencement of a project, revenue is expected to remain below year-ago levels for most, if not all, of 2006. (A similar disclosure was also included in MD&A of our 2005 Form 10-K on page 23.)

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Gross profit was adversely impacted by underutilized equipment costs (primarily equipment lease expenses) of $1.9 million in the first quarter of 2006. We continue to explore alternatives to reduce the level of equipment to fit the tunneling operations’ ongoing business model. (This disclosure was also included in MD&A of our 2005 Form 10-K on page 23.)

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Finally, we stated that while we believe that the tunneling business will return to profitability, to the extent additional losses persist, we may have exposure to the recovery of our goodwill of $8.9 million associated with the tunneling segment.

We will continue to update these forward looking comments in future filings based on operating trends, the outlook and strategic initiatives related to our tunneling segment.

In preparing our responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you in advance for your consideration of these responses to the Staff’s comments, and appreciate your review of the Company’s 2005 Form 10-K and first quarter 2006 Form 10-Q.

If you have any questions regarding our response, please contact me at 636.530.8000.

Very truly yours,
INSITUFORM TECHNOLOGIES, INC.
By: /s/ David A. Martin

David A. Martin
Vice President and Controller

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